SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 12, 2021

VIA EDGAR

Ms. Erin Jaskot

Ms. Cara Wirth

Ms. Linda Cvrkel

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 Smart Share Global Limited

CIK No. 0001834253

Registration Statement on Form F-1

Dear Ms. Jaskot, Ms. Wirth, Ms. Cvrkel and Mr. Shapiro:

On behalf of our client, Smart Share Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 11, 2021 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on February 19, 2021.

Concurrently with the submission of this letter, the Company is filing herewith the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Staff.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated March 11, 2021, the Company has also included (i) its audited consolidated financial statements as of and for the fiscal year ended December 31, 2020, and (ii) other information and data to reflect recent developments.

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Prospectus Summary, page 1

1.                                      We note your response to our prior comment 1. While you have provided definitions of “online network” and “offline network” elsewhere in the document, we continue to believe that the introductory sentence stating that you are a “consumer tech company with a massive online and offline network” is vague and unclear in its relation to your business. Please revise this sentence to clarify how your description here is applicable to your business of mobile device charging. Please also avoid using the word “massive, “ or otherwise provide context to investors as to how you are defining the term massive.

Please make similar revisions where you use the phrase “massive opportunities for industry participants” and “[your] system also contains massive current and potential location partner database.” Please also revise your definition of “online network” to remove references to your “large user base.” Please also tell us if there are any differences between your “online network” and “registered users.”

In response to the Staff’s comment, the Company has revised pages 1, 98 and 128 of the Registration Statement to clarify its business in the introductory sentence. The Company’s has also revised pages 1, 128, 130 and 141 to modify the usage of or delete references to the word “massive.”

In response to the Staff’s comment, the Company has revised the definition of “online network” on page 11, which also clarifies the difference in scopes of “online network” and “registered user.”

2.                                      We note your response to our prior comment 2 and reissue it in part. Please also tell us whether you use the number of registered users as a key variable when managing the business.

The Company respectfully submits that it considers the number of registered users as a key variable when managing the business.

3.                                      We note your response to our prior comment 5 and reissue it. Please provide additional disclosure on your extensive coverage network, such as the average number of POIs in each province of China, so that investors understand the geographic distribution of your network.

In response to the Staff’s comment, the Company has revised page 129 to include the distribution of its POIs in different tiers of cities in China as well as definition of city tiers.

4.                                      We note the changes that you made in response to our prior comment 6, including that a wireless charging dock is an “undesirable alternation” to traditional power bank technologies. Please revise to explain why you believe that wireless charging docks are undesirable.

In response to the Staff’s comment, the Company has revised pages 6 and 124 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 101

5.                                      For the increase in your average incentives fee rate to 57.1% for the nine months ended September 30, 2020, please explain to us and provide detailed analysis and discussion of the increase in this financial metric from the corresponding period in the prior year. In this regard, please discuss how the increase in the average incentive fee rate corresponds to changes in the amount of entry fees paid to new location partners and changes in revenue for the periods as implied by your current disclosure on page 101. Refer to Staff Release 33-10751 on the Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 303(c)(2)(ii) of Regulation S-K, and the instructions to Item 5 of Form 20-F.

The Company respectfully advises the Staff that its incentive fee rates in 2019 and 2020 were 48.2% and 58.1%, respectively. Among the total incentive fees, its commission rates, calculated by dividing the commissions paid to location partners and network partners in a given period by revenues from mobile device charging service in the same period, to location partners and network partners were relatively stable at 42.7% and 44.1% in 2019 and 2020, respectively. Its entry fee rates, calculated by dividing the entry fees paid to location partners in a given period by revenues from mobile device charging service in the same period, increased from 5.5% in 2019 to 14.0% in 2020. The increase in entry fee rates was attributable to the increase in entry fees due to new collaborations with KAs in 2020 as compared to the corresponding period in 2019 and lower-than-expected revenues in the first half of 2020 due to the impact of the COVID-19 pandemic.

In response to the Staff’s comment, the Company has revised pages 100 and 106 of the Registration Statement.

Business, page 127

6.                                      We note your response to our prior comment 16 and reissue it in part. To the extent you have entered into material agreements with any third parties, including suppliers, manufacturers, assembly partners, network partners, location partners, and co-owners of your advanced hardware and software technologies, please file copies of such agreements as exhibits.

The Company respectfully advises the Staff that the Company does not consider any of its third-party agreements material, as it is not substantially dependent on any of its suppliers, manufacturers, assembly partners, network partners and location partners. All of the Company’s agreements were made in the ordinary course of its business, and for any of these third parties, the Company has several contracts with comparable third parties.

Upon due consideration, the Company concludes that (i) its business is not substantially dependent on any of these agreements as the Company believes it would be able to find alternative third parties for its current agreements without undue hardship and (ii) each of these agreements is immaterial in amount compared to the Company’s net revenue in each relevant period. Accordingly, the Company believes none of these agreements is material or is required to be filed as an exhibit to the Revised Draft Registration Statement.

As for the co-owner of the Company’s technologies, the Company respectfully advises the Staff that the only technologies whose patent that the Company co-owns are the patents co-owned with ZMI, the materiality of which has been addressed in the Company’s response letter on February 19, 2021 in response to the Staff’s comment letter issued on February 11, 2021.

Our Operation Models, page 135

7.                                      We note your response to our prior comment 19 and reissue it in part. Please include your response with respect to your network partner model in your disclosure.

In response to the Staff’s comment, the Company has revised page 138 of the Registration Statement.

Management Expertise, page 137

8.                                      Where you state that you have achieved a “large market share,” please define the market and disclose your market share for the particular period.

In response to the Staff’s comment, the Company has revised page 138 of the Registration Statement.

Smart Share Global Limited Financial Statements

Notes to Consolidated Financial Statements

2. Summary of principal accounting policies

(m) Revenue recognition, page F-20

9.                                      Your disclosure on page F-21 indicates that you account for the sale of cabinets to network partners as embedded leases that are classified as capital leases in your financial statements. Please revise the notes to your financial statements to include the disclosures outlined in ASC 840-30-50-1a. and b. with respect to these capital lease arrangements or explain why you do not believe these disclosures are required.

In response to the Staff’s comment, the Company has amended its disclosure on page F-31 of the Registration Statement to include the disclosures as outlined in ASC 840-30-50-1a.

The Company further respectfully advises the Staff that as it disclosed on page F-21 in respect to the effective interest rate, the projected lease repayments are variable and are bifurcated from the estimated commissions to be paid to the network partners. Since the commissions to network partners are variable and are based on a certain percentage of the revenues the Company generates from the equipment placed by the network partners, there are no minimum lease payments that will be bifurcated from the commissions. Therefore, the Company believes the disclosures for the future minimum lease payments as required under ASC 840-30-50-1b are not applicable.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Kevin Song, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 2323 3196 or via email at kevin.song@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Mars Cai, Chief Executive Officer, Smart Share Global Limited

Maria Xin, Chief Financial Officer, Smart Share Global Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Cooley LLP

Michael Yu, Esq., Partner, Cooley LLP

Dave Peinsipp, Esq., Partner, Cooley LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP